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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                  For the fiscal year ended December 31, 2001
                                            -----------------



                         Commission file number 1-7850
                                                ------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              SOUTHWEST GAS CORPORATION EMPLOYEES' INVESTMENT PLAN
              ----------------------------------------------------


B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:


                           SOUTHWEST GAS CORPORATION
                           -------------------------

                5241 Spring Mountain Road, Post Office Box 98510
                          Las Vegas, Nevada 89193-8510
                                 (702) 876-7237


================================================================================

FINANCIAL STATEMENTS AND EXHIBITS.


Listed below are all financial statements and exhibits filed as part of this annual report:

(a) Financial statements, including statements of net assets available for benefits as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001 and notes to financial statements, together with the report thereon of PricewaterhouseCoopers LLP, independent public accountants as of and for the year ended December 31, 2001 and the report thereon of Arthur Andersen LLP as of December 31, 2000.

(b)      Consent of PricewaterhouseCoopers LLP, independent public accountants.


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Benefit Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                           SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN





                                        By  /s/ George C. Biehl
                                            ---------------------------
                                            George C. Biehl
                                            Executive Vice President,
                                            Chief Financial Officer and
                                            Corporate Secretary
                                            Southwest Gas Corporation


Dated:  June 27, 2002

                           SOUTHWEST GAS CORPORATION

                           EMPLOYEES' INVESTMENT PLAN




                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                      AS OF DECEMBER 31, 2001 AND 2000 AND
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                        Report of Independent Accountants


To the Participants and Administrator of Southwest Gas Corporation Employees' Investment Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Southwest Gas Corporation Employees' Investment Plan (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The statement of net assets available for benefits of the Plan as of December 31, 2000 was audited by other independent accountants whose report dated June 15, 2001 expressed an unqualified opinion on that statement.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions as of and for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PricewaterhouseCoopers LLP

Los Angeles, California
June 27, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Benefit Committee,
    Southwest Gas Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the SOUTHWEST GAS CORPORATION EMPLOYEES' INVESTMENT PLAN (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for Plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 2000 and reportable transactions for the year ended December 31, 2000 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





ARTHUR ANDERSEN LLP

Las Vegas, Nevada
June 15, 2001




The aforementioned report on the statements of net assets available for plan benefits of the Southwest Gas Corporation Employees' Investment Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000 is a copy of a previously issued Arthur Andersen LLP report. Arthur Andersen LLP has not reissued this report.

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statements of Net Assets Available for Benefits





                                                           December 31,
                                                  ------------------------------
                                                      2001              2000
                                                  ------------      ------------

Assets:
  Investments (see Note 3)                        $161,752,156      $162,392,888
                                                  ------------      ------------

    Total assets                                   161,752,156       162,392,888
                                                  ------------      ------------

Net assets available for benefits                 $161,752,156      $162,392,888
                                                  ============      ============



The accompanying notes are an integral part of these statements.

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits



                                                                                   Year Ended
                                                                                  December 31,
                                                                                      2001
                                                                                 --------------
Additions:
   Additions to net assets attributed to
      Investment income (loss)
        Net depreciation in fair value of investments (see Note 3)               $   (8,118,688)
        Interest and dividends                                                        4,625,152
                                                                                 --------------
                                                                                     (3,493,536)
      Less investment expenses                                                           20,644
                                                                                 --------------
                                                                                     (3,514,180)
                                                                                 --------------


      Contributions
        Participant                                                                   9,387,971
        Employer                                                                      2,873,600
                                                                                 --------------
                                                                                     12,261,571
                                                                                 --------------
   Net additions                                                                      8,747,391

Deductions:
   Deductions from net assets attributed to
      Benefits paid to participants                                                   9,388,123
                                                                                 --------------
   Net decrease                                                                        (640,732)

Net assets available for benefits:
   Beginning of year                                                                162,392,888
                                                                                 --------------
   End of year                                                                   $  161,752,156
                                                                                 ==============


The accompanying notes are an integral part of this statement.

                           SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

(1) Description of Plan

The following description of the Southwest Gas Corporation Employees' Investment Plan (the Plan), as amended, provides general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General

    The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Basis of Accounting

    The financial statements of the Plan are prepared under the accrual method of accounting.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Contributions

    Participants may contribute up to 60 percent of their annual wages before bonuses and overtime. However, contributions may not exceed amounts promulgated by the Internal Revenue Code (Code). The Company contributes to the Plan an amount equal to 50 percent of a participant's contribution. The Company's maximum contribution is three percent of a participant's annual compensation before bonuses and overtime.

    Participants Accounts

    Each participant account is credited with the participant's contribution and the portion contributed by the Company. The portion contributed by the participant is invested in the various funds according to the direction of the participant. The Company contributions are invested in the Southwest Gas Stock Fund. Upon attaining age 50, participants may elect the investment funds in which the present balance of Company contributions, as well as future Company matching contributions, will be invested.

    Vesting

    Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the contributions made by the Company and in the earnings thereon is based on years of continuous service as follows:

                                                              Vested
               Years of Service                             Percentage
            ----------------------                          ----------

            One but less than two...............................20
            Two but less than three.............................40
            Three but less than four............................60
            Four but less than five.............................80
            Five and over......................................100

    In the event of death, retirement or total disability of a participant, Company contributions become fully vested irrespective of the years of service at the date of termination. Forfeitures as a result of a participant's termination prior to vesting are reallocated to the remaining participants on a quarterly basis based on the employer contribution ratio. For the year ended December 31, 2001 forfeitures reallocated to participants were approximately $23,000.

                           SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

    Payment of Benefits

    If a participant terminates employment with the Company as a result of retirement, death or permanent and total disability, such participant or designated beneficiary in the case of death, will be entitled to receive an amount equal to the value of his account at the end of the month immediately following termination of employment. Distributions from the Southwest Gas Stock Fund will be made in the Company's common stock plus cash in lieu of fractional shares. A participant may apply to the Plan Committee to request a single lump sum payment in cash of the value of the Company's common stock otherwise distributable to the participant. Distributions from other funds will be made in a single lump sum cash payment.

    Distributions under the Plan will begin as soon as practicable, but not later than April 1 following the end of the Plan year in which the participant attains age 70-1/2 or terminates employment, if later. No distribution in excess of $5,000 will be made to employees at the time of termination of employment without the participant's consent. A participant who is terminated and does not elect to take a distribution will continue to receive his share of investment income on all vested portions of his accounts until electing to receive distributions from the Plan. All distributions to beneficiaries of a participant must be made within five years after the participant's death.

    Plan Expenses

    Plan-related expenses and any other costs of administering the Plan will be paid with funds from the Plan unless paid by the Company at its discretion. All Plan expenses, except loan origination and maintenance fees for loans initiated after July 1, 1996, were paid by the Company for the year ended December 31, 2001. Loan origination and maintenance fees paid by Plan participants for the year ended December 31, 2001 were $20,644.

    Plan Administration

    Fidelity Management Trust Company acts as the trustee and Fidelity Institutional Retirement Services Company performs all recordkeeping of the Plan.

    Reclassifications

    Certain reclassifications have been made to the prior year's financial information to present it on a basis comparable with the current year's presentation.

(2) Plan Amendments

The Southwest Gas Corporation Employee's Investment Plan, as amended and restated effective October 1, 2001, constitutes a continuation of the Plan as originally effective April 1, 1965. The purpose of this latest amendment was to amend and restate the terms of the Plan so as to comply with new regulations issued by the Internal Revenue Service (IRS), ERISA, and other regulatory bodies. In addition, effective January 1, 2002, the portion of the Plan invested in Company stock (consisting of (i) Company matching contributions and (ii) participant deferrals) was designated as an Employee Stock Ownership Plan
(ESOP).

The ESOP is designed to invest primarily in qualifying employer securities. It is the intention of the Company that (i) the non-ESOP portion of the Plan shall be a profit-sharing plan that is qualified under Code Sections 401(a) and 401(k), (ii) the ESOP portion of the Plan shall be both a stock bonus plan and an employee stock ownership plan that is qualified under Code Sections 401(a) and 4975(e)(7) and described in ERISA Section 407(d)(6), (iii) that the profit-sharing plan and the ESOP together shall constitute a single plan under Treasury Regulation Section 1.414(1)-1(b)(1); (iv) that the Plan shall satisfy the requirements of ERISA; and (v) that the trust fund maintained under the Plan shall be tax-exempt under Code Section 501(a).

The amendment of the Plan to include the ESOP shall not affect any beneficiary designation or other applicable agreements, elections, or consents that participants, spouses or beneficiaries validly executed under the terms of the Plan before the January 1, 2002 effective date of the ESOP, and such designations, elections, and consents shall be applied under the ESOP in the same manner as they applied under the Plan before the addition of the ESOP.

                           SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

(3) Investments

All investments of the Plan are stated at quoted market value as of the date of the statement. The Plan provides for investments in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits. Loans to participants are valued at their outstanding principal amount. Realized gains/losses on investments sold and the unrealized gains/losses on investments held during the year are determined on a revalued cost basis.

Investments representing five percent or more of Plan net assets are:

                                                                            December 31,
                                                              --------------------------------------
                                                                 2001                       2000
                                                              ------------              ------------
    Southwest Gas Corporation Common Stock
    (2,684,574 and 2,527,438 shares, respectively)            $60,000,229               $55,287,706
    Fidelity Contrafund
    (966,650 and 993,093 shares, respectively)                 41,343,631                48,830,402
    Fidelity Retirement Money Market Fund
    (11,047,056 and 11,406,120 shares, respectively)           11,047,056                11,406,120
    Fidelity Growth & Income Fund
    (274,468 and 253,060 shares, respectively)                 10,259,614                10,653,812
    Fidelity Asset Manager: Growth Fund
    (690,633 and 668,975 shares, respectively)                  9,903,672                10,643,394
    Vanguard 500 Index Fund
    (93,492 and 81,233 shares, respectively)                    9,899,891                 9,899,080


During 2001, Plan investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $(8,118,688) as follows:

    Common stock                            $ 1,351,500
    Mutual funds                             (9,470,188)
                                            -----------
                                            $(8,118,688)
                                            ===========

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(4) Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                         December 31,
                                               ---------------------------------
                                                   2001                  2000
                                               -----------           -----------
Net Assets:
  Common stock                                 $31,780,641           $29,601,424
                                               -----------           -----------
                                               $31,780,641           $29,601,424
                                               ===========           ===========

                                               December 31,
                                                   2001
                                               ------------
Changes in Net Assets:
  Contributions                                $ 2,635,918
  Dividends                                      1,120,360
  Net appreciation                                 706,473
Benefits paid to participants                   (1,691,787)
Transfers to participant-directed investments     (591,747)
                                               -----------
                                               $ 2,179,217
                                               ===========

                           SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

(5) Fund Descriptions

Employees can invest their contributions in any combination of the available investment options in whole percentage increments starting at one percent. Participants can change the allocation of their ongoing contributions as often as they like in whole percentage increments starting at one percent and can transfer amounts they previously contributed to other funds. Descriptions of the Plan funds are as follows:

    Southwest Gas Stock Fund
    Contributions are invested in Southwest Gas Corporation common stock.

    Vanguard 500 Index Fund
    Contributions are invested in the Vanguard Index Trust-500 Portfolio which invests in all or substantially all 500 stocks in the Standard & Poor's 500 Stock Composite Index (S&P 500) in approximately the same proportion as they are represented in the S&P 500.

    Vanguard International Growth Fund
    Contributions are invested in the Vanguard International Growth Portfolio which invests in a broadly diversified array of non-U.S. equity securities, primarily common stocks of seasoned companies.

    Fidelity Contrafund
    Contributions are invested in the Fidelity Contrafund which seeks capital growth by investing primarily in securities which the management of the fund considers to have better than average prospects for appreciation in value due to the undervalued or out-of-favor position of the securities.

    Fidelity Investment-Grade Bond Fund
    Contributions are invested in the Fidelity Investment-Grade Bond Fund which invests in U.S. dollar-denominated investment-grade bonds (those of medium and high quality). The fund is managed to have similar overall interest rate risk to the Lehman Brothers Aggregate Bond Index.

    Fidelity Growth & Income Fund
    Contributions are invested in the Fidelity Growth & Income Fund which seeks a high total return through a combination of current income and capital appreciation by investing mainly in equity securities of companies that pay current dividends and offer potential growth of earnings.

    Fidelity Asset Manager: Growth Fund
    Contributions are invested in the Fidelity Asset Manager: Growth Fund which seeks to maximize total return over the long term by allocating its assets among stocks, bonds, and short-term instruments and other investments.

    Fidelity Low-Priced Stock Fund
    Contributions are invested in the Fidelity Low-Priced Stock Fund which seeks long-term capital appreciation by investing primarily in low-priced stocks in small and medium-sized companies which may be undervalued and offer the potential for growth.

    Fidelity Retirement Money Market Fund
    Contributions are invested in the Fidelity Retirement Money Market Portfolio Fund which seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in high-quality, U.S. dollar-denominated money market investments of U.S. and foreign issuers and repurchase agreements.

    Participant Loans
    These funds are the result of loans to participants in the Plan (see
    Note 6).

(6) Participant Loans

The Plan provides that participants may borrow against the balances in their accounts, subject to certain limitations specified in the Plan. Funds for loans are obtained through the liquidation of participants' investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus two percent. At December 31, 2001, outstanding loans had annual interest rates ranging from 8.00 percent to 11.50 percent. Principal and

                           SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

interest payments on a participant's loan will be credited to the participant's investment accounts in the same ratio as ongoing contributions. The maximum repayment period for participant loans is five years.

(7) Related-Party Transactions

Investments in the Southwest Gas Stock Fund consist of Company common stock and are considered party-in-interest. Investments in Fidelity funds (e.g.; Contrafund, Growth & Income, Low-Priced Stock, etc.) are managed by Fidelity, the Plan trustee, and are also considered party-in-interest.

(8) Plan Termination

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination, partial termination or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.

(9) Federal Income Taxes

In March 1996, the Company received a favorable determination letter from the IRS stating that the Plan, amended and restated effective December 1, 1994, qualifies for deferred tax treatment of contributions under Section 401(k) of the Internal Revenue Code. The Plan has been amended effective October 1, 2001 and the Company submitted an application for a determination letter to the IRS in February 2002. The IRS acknowledged receipt of the application with a letter dated March 9, 2002 which also notified the Company to expect a determination letter within 145 days but no sooner than 60 days. As of June 27, 2002 a determination letter had not yet been received. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator and the Plan's tax counsel believe that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2001 and 2000.


                                                                                        SCHEDULE I

                                    SOUTHWEST GAS CORPORATION
                                    EMPLOYEES' INVESTMENT PLAN

                                        E.I.N. 88-0085720

                       ITEM 27a - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                       AT DECEMBER 31, 2001


                                                    Number of                         Fair Market
                                                      Shares           Cost              Value
                                                 ---------------  ---------------   ---------------
Southwest Gas Corporation Common Stock*               2,684,574     $ 50,911,540      $ 60,000,229

Vanguard 500 Index Fund                                  93,492       11,014,093         9,899,891

Vanguard International Growth Fund                       98,585        1,933,569         1,479,752

Fidelity Contrafund*                                    966,650       45,801,374        41,343,631

Fidelity Investment-Grade Bond Fund*                    657,442        4,719,548         4,825,627

Fidelity Growth & Income Fund*                          274,468       11,173,315        10,259,614

Fidelity Asset Manager: Growth Fund*                    690,633       11,734,687         9,903,672

Fidelity Low-Priced Stock Fund*                         242,299        5,814,393         6,643,847

Fidelity Retirement Money Market Fund*               11,047,056       11,047,056        11,047,056

Temporary Cash Investments*                             543,347          543,347           543,347
                                                                  ---------------   ---------------
                                                                     154,692,922       155,946,666

Participant Loans (with interest ranging from 8.00% to 11.50%)         5,805,490         5,805,490
                                                                  ---------------   ---------------

                                                                    $160,498,412      $161,752,156
                                                                  ===============   ===============

*  Party-in-interest




                                                                                                                         SCHEDULE II

                            Southwest Gas Corporation
                           EMPLOYEES' INVESTMENT PLAN

                                E.I.N. 88-0085720

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001



                                                    Purchases                                        Sales
                                          -----------------------------  -----------------------------------------------------------
                                             Number of                    Number of                         Original
               Description                 Transactions         Cost     Transactions      Proceeds          Cost        Gain (Loss)
----------------------------------------  ----------------   ----------  ------------  ----------------  -------------   -----------

                                          NO REPORTABLE TRANSACTIONS


* The Southwest Gas Corporation Common Stock shares which are distributed to terminated or withdrawing participants are not included in this schedule; however, a realized gain (loss) is recognized on the statement of changes in net assets available for benefits.


                                                                      EXHIBIT 23

                       Consent of Independent Accountants



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-35556) of Southwest Gas Corporation of our report dated June 27, 2002 relating to the financial statements of Southwest Gas Corporation Employees' Investment Plan, which appears in this Form 11-K.




PricewaterhouseCoopers LLP

Los Angeles, California
June 27, 2002